SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-A/A
AMENDMENT NO. 5

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

MDU Resources Group, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Delaware (State of Incorporation or Organization)	41-0423660 (I.R.S. Employer Identification No.)
1200 West Century Avenue P.O. Box 5650 Bismarck, ND (Address of Principal Executive Offices)	58506-5650 (Zip Code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☒	If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐

Securities Act registration statement file number to which this form relates:  ____________________ (if applicable)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered

Common Stock, $1.00 par value	New York Stock Exchange

Securities to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Item 1.	Description of Registrant’s Securities to be Registered.

This amendment no. 5 to the registration statement on Form 8-A/A amends the registration statement on Form 8-A that MDU Resources Group, Inc. filed on September 21, 1994, as amended by amendment No. 1 on Form 8-A/A filed on March 23, 2000, amendment No. 2 on Form 8-A/A filed on March 10, 2003, amendment No. 3 on Form 8-A/A filed on January 21, 2004 and amendment No. 4 on Form 8-A/A filed on June 27, 2007.

DESCRIPTION OF COMMON STOCK

 Common Stock – General

The following is a description of all material attributes of our common stock.  This description is not complete, and we qualify it by referring to our restated certificate of incorporation, amended bylaws and indenture of mortgage, all of which we incorporate into this document by reference, and the laws of the state of Delaware.  We also refer you to the rights agreement, dated as of November 12, 1998, between us and Norwest Bank Minnesota, N.A., now Wells Fargo Bank, N.A., as rights agent, that we incorporate into this document by reference.

Our restated certificate of incorporation authorizes us to issue 502,000,000 shares of stock, divided into four classes:

•	500,000 shares of preferred stock, $100 par value;

•	1,000,000 shares of preferred stock A, without par value;

•	500,000 shares of preference stock, without par value; and

•	500,000,000 shares of common stock, $1.00 par value.

 Dividend Rights

Under our restated certificate of incorporation, we may declare and pay dividends on our common stock, out of surplus or net profits, only if we have paid or provided for full cumulative dividends on all outstanding shares of preferred and preference stock.  As of September 30, 2008, we had no preference stock outstanding.

In addition to these provisions, our first mortgage bond indenture includes a covenant generally to the effect that we may declare and pay dividends in cash or property on our common stock only either (1) out of “surplus” or (2) in case there is no “surplus,” out of net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.  For purposes of this test, “surplus” means the excess of our net assets over our “capital”; and “capital” means that part of the consideration received by us for any of our shares of common stock which has been determined to be “capital.”

 Voting Rights

Our common stock has one vote per share.  The holders of our common stock are entitled to vote on all matters to be voted on by stockholders.  The holders of our common stock do not have cumulative voting rights.

The holders of our preferred stock, preferred stock A and preference stock do not have the right to vote, except as our board of directors establishes or as provided in our restated certificate of incorporation or bylaws or as determined by state law.

Our restated certificate of incorporation gives the holders of our preferred stock and preferred stock A, and the holders of our preference stock, the right to vote if dividends are unpaid, in whole or in part, on their shares for one year.  The holders have one vote per share until we pay the dividend arrearage, declare dividends for the current dividend period and set aside the funds to pay the current dividends.  In addition, the holders of some series of our preferred stock and preferred stock A, and/or the holders of our preference stock, must approve amendments to the restated certificate of incorporation in some instances.

 Liquidation Rights

If we were to liquidate, the holders of the preferred stock, preferred stock A and the preference stock have the right to receive specified amounts, as set forth in our restated certificate of incorporation, before we can make any payments to the holders of our common stock.  After the preferred and preference stock payments are made, the holders of our common stock are entitled to share in all of our remaining assets available for distribution to stockholders.

 Other Rights

Our common stock is not liable to further calls or assessment.  The holders of our common stock have no preemptive rights.  Our common stock cannot be redeemed, and it does not have any conversion rights or sinking fund provisions.

 Effects on our Common Stock if We Issue Preferred or Preference Stock

Our board of directors has the authority, without further action by the stockholders, to issue up to 500,000 shares of preferred stock, 1,000,000 shares of preferred stock A and 500,000 shares of preference stock, each in one or more series.  Our board of directors has the authority to determine the terms of each series of any preferred or preference stock, within the limits of the restated certificate of incorporation and the laws of the state of Delaware.  These terms include the number of shares in a series, dividend rights, liquidation preferences, terms of redemption, conversion rights and voting rights.

If we issue any preferred or preference stock, we may negatively affect the holders of our common stock.  These possible negative effects include diluting the voting power of shares of our common stock and affecting the market price of our common stock.  In addition, the ability of our board of directors to issue preferred or preference stock may delay or prevent a change in control of MDU Resources Group.

As of September 30, 2008, we had 158,000 shares of preferred stock outstanding, and we have reserved 125,000 shares of Series B preference stock for issuance in connection with our rights plan.

 Provisions of our Restated Certificate of Incorporation and our Bylaws That Could Delay or Prevent a Change in Control

Our restated certificate of incorporation and bylaws contain provisions which will make it difficult to obtain control of MDU Resources Group if our board of directors does not approve the transaction.  The provisions include the following:

Provisions Relating to our Board of Directors

Board Elections

Our restated certificate of incorporation was amended in 2007 to provide for a declassified board of directors.  Beginning with the annual meeting of stockholders held in 2008, each director whose term is ending is elected annually for a one-year term.  Those directors elected at the annual meetings of stockholders held in 2006 and 2007 shall continue to serve for the full three-year term to which each such director was elected.  The declassification of the board of directors will be phased in from 2008 - 2010.  During this period, the remaining classifications may prevent stockholders from changing the membership of the entire board of directors in a relatively short period of time.

Where majority or supermajority board of directors approval is necessary for a transaction, such as in the case of an interested stockholder business combination, the inability immediately to gain majority representation on the board of directors could discourage takeovers and tender offers.

Number of Directors, Vacancies, Removal of Directors

Our restated certificate of incorporation provides that our board of directors will have at least six and at most 15 directors.  Two-thirds of the continuing directors decide the exact number of directors at a given time.  Two-thirds of the continuing directors fill any new directorships created by the board and any vacancies.

Our directors may be removed only for cause and then only by a majority of the shares entitled to vote.

Meetings of Stockholders

No Cumulative Voting

Our restated certificate of incorporation does not provide for cumulative voting.

              Majority Voting

Our bylaws provide for a majority voting standard for the election of directors in an uncontested election and retain a plurality voting standard in the event the number of nominees exceeds the number of directors to be elected.

Advance Notice Provisions

Our bylaws require that for a stockholder to nominate a director or bring other business before an annual meeting, the stockholder must give notice no later than the close of business on the 90th day prior to the first anniversary of the prior year’s annual meeting date.

Our restated certificate of incorporation prevents stockholders from calling a special meeting.  In addition, our restated certificate of incorporation provides that stockholder action may be taken only at a stockholders’ meeting.

                Amendment of Restated Certificate of Incorporation

Our restated certificate of incorporation requires the affirmative vote of 80% of the common stock entitled to vote in order to amend Articles Twelfth, Thirteenth, Fourteenth, Fifteenth and Sixteenth of our restated certificate of incorporation, unless two-thirds of the continuing directors approve the amendment.  Article Twelfth of our restated certificate of incorporation specifies fair price and other requirements applicable to a business combination involving an interested stockholder.  Article Thirteenth of our restated certificate of incorporation contains provisions relating to our board of directors.  Article Fourteenth of our restated certificate of incorporation expressly permits our board of directors to consider the factors described below under “Provisions Relating to the Authorization of Business Combinations” in determining whether or not to approve some types of business combinations.  Article Fifteenth of our restated certificate of incorporation contains the requirement described in the first sentence of this paragraph that 80% of the common stock entitled to vote must vote in favor of an amendment to the articles specified above unless two-thirds of the continuing directors approve the amendment.  Finally, Article Sixteenth of the restated certificate of incorporation prohibits stockholders from taking action by written consent and describes the persons who may call special meetings of our stockholders.

 Provisions Relating to the Authorization of Business Combinations

Our restated certificate of incorporation requires the affirmative vote of 80% of the common stock entitled to vote for directors in order to authorize business combinations with interested stockholders.  Any business combination must also meet specified fair price and procedural requirements.  However, if two-thirds of our continuing directors approve the business combination, then the vote of 80% of the common stock and the fair price provisions will not be required.

There is also a provision in our restated certificate of incorporation permitting our board of directors to consider the following factors in determining whether or not to approve some types of business combinations:

•
The consideration to be received by us or our stockholders in connection with the business combination in relation not only to the then current market price for our outstanding capital stock, but also to the market price for our capital stock over a period of years, the estimated price that might be achieved in a negotiated sale of us as a whole or in part through orderly liquidation, the premiums over market price for the securities of other corporations in similar transactions, current political, economic and other factors bearing on securities prices and our financial condition, future prospects and future value as an independent corporation;

•	The character, integrity and business philosophy of the other party or parties to the business combination transaction and the management of that party or those parties;

•
The business and financial conditions and earnings prospects of the other party or parties to the business combination transaction, including, but not limited to, debt service and other existing or likely financial obligations of that party or those parties, the intention of the other party or parties to the business combination transaction regarding the use of our assets to finance the acquisition, and the possible effect of the conditions upon us and our subsidiaries and the other elements of the communities in which we and our subsidiaries operate or are located;

•
The projected social, legal and economic effects of the proposed action or transaction upon us or our subsidiaries, employees, suppliers, customers and others having similar relationships with us, and the communities in which we and our subsidiaries do business;

•	The general desirability of our continuance as an independent entity; and

•	Such other factors as the continuing directors may deem relevant.

 Preference Share Purchase Rights

On November 12, 1998, the board of directors declared a dividend of one preference share purchase right for each share of our common stock outstanding as of December 1, 1998.  We will issue one right with each additional share of common stock we issue until the rights expire, are redeemed or exchanged or become exercisable.  The rights will expire on December 31, 2008.  The description of our preference share purchase rights is contained in the Form 8-A/A dated March 23, 2000, in the rights agreement, dated November 12, 1998, between Wells Fargo Bank, N.A., as rights agent, and us, and in the certificate of adjustment to purchase price and redemption price, dated July 26, 2006.  We incorporate these documents herein by reference.

 Provisions of Delaware Law that Could Delay or Prevent a Chamge in Control

We are subject to the provisions of Section 203 of the General Corporation Law of Delaware.  With some exceptions, this law prohibits us from engaging in some types of business combinations with a person who owns 15% or more of our outstanding voting stock for a three-year period after that person acquires the stock.  This prohibition does not apply if our board of directors approved of the business combination or the acquisition of our stock before the person acquired 15% of the stock.  A business combination includes mergers, consolidations, stock sales, asset sales and other transactions resulting in a financial benefit to the interested stockholder.

Item 2.	Exhibits.

Exhibit Number	Exhibit

*3.1	Restated Certificate of Incorporation of the Company, as amended, dated as of May 17, 2007, filed as Exhibit 3.1 to Form 8-A/A on June 27, 2007, in File No. 1-3480.

*3.2	Company Bylaws, as amended, filed as Exhibit 3.1 to Form 8-K dated November 13, 2008, filed on November 19, 2008, in File No. 1-3480.

*3.3	Rights Agreement, dated as of November 12, 1998, between the Company and Wells Fargo Bank, N.A. (formerly known as Norwest Bank Minnesota, N.A.), as rights agent, filed as Exhibit 4.1 to Form 8-A on November 12, 1998, in File No. 1-3480.

*3.4	Certificate of Adjustment to Purchase Price and Redemption Price, as amended and restated, pursuant to the Rights Agreement, dated as of November 12, 1998, filed as Exhibit 4(c) to Form 10-Q for the quarter ended June 30, 2006, filed on August 4, 2006, in File No. 1-3480.

*3.5	Certificate of Designations of Series B Preference Stock of the Company, as amended, filed as Exhibit 3(a) to Form 10-Q for the quarter ended September 30, 2002, filed on November 14, 2002, in File No. 1-3480.

*3.6	Indenture of Mortgage, dated as of May 1, 1939, as restated in the Forty-fifth Supplemental Indenture, dated as of April 21, 1992 and the Forty-sixth through Forty-ninth Supplements thereto, between the Company and the New York Trust Company (The Bank of New York, successor Corporate Trustee) and A.C. Downing (Douglas J. MacInnes, successor Co-Trustee), filed as Exhibit 4(a) to Form S-3 in Registration No. 33-66682; Exhibits 4(e), 4(f) and 4(g) to Form S-8 in Registration No. 33-53896; and Exhibit 4(c)(i) to Form S-3 in Registration No. 333-49472.

*3.7	Fiftieth Supplemental Indenture, dated as of December 15, 2003, filed as Exhibit 4(e) to Form S-8 on January 21, 2004 in Registration No. 333-112035.

*3.8	Indenture, dated as of December 15, 2003, between the Company and The Bank of New York, as trustee, filed as Exhibit 4(f) to Form S-8 on January 21, 2004 in Registration No. 333-112035.
_______________
* Incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

MDU Resources Group, Inc.

By:	/s/ Paul K. Sandness
Paul K. Sandness
General Counsel and Secretary

Date:  November 19, 2008

Exhibit Index

Exhibit Number	Exhibit

*3.1	Restated Certificate of Incorporation of the Company, as amended, dated as of May 17, 2007, filed as Exhibit 3.1 to Form 8-A/A on June 27, 2007, in File No. 1-3480.

*3.2	Company Bylaws, as amended, filed as Exhibit 3.1 to Form 8-K dated November 13, 2008, filed on November 19, 2008, in File No. 1-3480.

*3.3
Rights Agreement, dated as of November 12, 1998, between the Company and Wells Fargo Bank, N.A. (formerly known as Norwest Bank Minnesota, N.A.), as rights agent, filed as Exhibit 4.1 to Form 8-A on November 12, 1998, in File No. 1-3480.

*3.4
Certificate of Adjustment to Purchase Price and Redemption Price, as amended and restated, pursuant to the Rights Agreement, dated as of November 12, 1998, filed as Exhibit 4(c) to Form 10-Q for the quarter ended June 30, 2006, filed on August 4, 2006, in File No. 1-3480.

*3.5
Certificate of Designations of Series B Preference Stock of the Company, as amended, filed as Exhibit 3(a) to Form 10-Q for the quarter ended September 30, 2002, filed on November 14, 2002, in File No. 1-3480.

*3.6
Indenture of Mortgage, dated as of May 1, 1939, as restated in the Forty-fifth Supplemental Indenture, dated as of April 21, 1992 and the Forty-sixth through Forty-ninth Supplements thereto, between the Company and the New York Trust Company (The Bank of New York, successor Corporate Trustee) and A.C. Downing (Douglas J. MacInnes, successor Co-Trustee), filed as Exhibit 4(a) to Form S-3 in Registration No. 33-66682; Exhibits 4(e), 4(f) and 4(g) to Form S-8 in Registration No. 33-53896; and Exhibit 4(c)(i) to Form S-3 in Registration No. 333-49472.

*3.7	Fiftieth Supplemental Indenture, dated as of December 15, 2003, filed as Exhibit 4(e) to Form S-8 on January 21, 2004 in Registration No. 333-112035.

*3.8	Indenture, dated as of December 15, 2003, between the Company and The Bank of New York, as trustee, filed as Exhibit 4(f) to Form S-8 on January 21, 2004 in Registration No. 333-112035.
_______________
* Incorporated herein by reference.